UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67083

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Delphos MMJ LP**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Fl 7
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Werner Graser	**917-472-7450**	werner.graser@delphosmmj.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Rowell Rd., Ste 32 Marietta	**GA**	**30062**
(Address)	(City) (State)	(Zip Code)

(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Werner Graser _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Delphos MMJ LP _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

_____
Notary Public

CINDY E BLUSTEIN
Notary Public, State of New Jersey
My Commission Expires
November 10, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DELPHOS MMJ LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2024
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DELPHOS MMJ LP

Table of Contents

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mann Mann Jensen Partners LP's management. Our responsibility is to express an opinion on Mann Mann Jensen Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mann Mann Jensen Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

DELPHOS MMJ LP

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

ASSETS:		
Cash & cash equivalents	$	1,307,865
Accounts receivable		394,125
Prepaid expenses		74,729
Deferred tax asset		238,364
TOTAL ASSETS		2,015,083

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Commissions payable	$	371,055
Accounts payable and accrued expenses		1,070,055
Accrrued expenses		11,996
Deferred revenue		8,094
TOTAL LIABILITIES		1,461,200
PARTNERS' CAPITAL		553,883
TOTAL LIABILITIES AND PARTNERS CAPITAL	$	2,015,083

The accompanying notes are an integral part of these financial statements.

2

DELPHOS MMJ LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2024

REVENUE:

Commissions-Advisory services	$	1,972,773
Commissions-Success fees	$	2,100,074
Interest income		3
Total revenue	$	4,072,850

EXPENSES:

Employee benefits and compensation	673,897
Insurance	110,367
Travel & registered reps. reimbursements	29,212
Commissions	3,686,475
Legal and professional fees	114,396
Rent	41,041
Office expense	81,696
Regulatory expense	18,256
Consulting	195,287
Bank service expense	1,423
Other operating expenses	20,654
Total expenses	4,972,704

Net loss before other expense	(899,854)

Other income

Deferred tax benefit	34,764

NET LOSS	$	(865,090)

DELPHOS MMJ LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

	General Partner	Limited Partners	Total
Balance - beginning of year	$ (7,478)	$ 596,297	$ 588,819
Net loss	(2,855)	(862,235)	(865,090)
Capital Contribution		830,154	830,154
Balance - end of year	$ (10,333)	$ 564,216	$ 553,883

The accompanying notes are an integral part of these financial statements.

4

DELPHOS MMJ LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2024

OPERATING ACTIVITIES:		
Net loss	$	(865,090)
Adjustments to reconcile net income to net cash		
provided in operating activities		
Decrease in accounts receivable		180,111
Decrease in officer's advance		119,311
Increase in prepaid expenses		(65,134)
Increase in accounts payable		1,053,532
Decrease in commission payable		(17,472)
Decrease in security deposit		4,182
Increase in deferred tax		(34,764)
Net cash provided by operating activities	$	374,676
FINANCING ACTIVITIES:		
Partner's capital contributions	$	830,154
Net cash provided by financing activities	$	830,154
NET INCREASE IN CASH	$	1,204,830
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	103,035
CASH AND CASH EQUIVALENS AT END OF YEAR	$	1,307,865

The accompanying notes are an integral part of these financial statements.

5

DELPHOS MMJ LP

Notes to Financial Statements
Year Ended December 31, 2024

1.   Organization and Nature of Business

In 2023 Delphos MMJ LP (the "Company") acquired Mann Mann Jensen Partners LP, and was organized as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

2.   Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

2. **Summary of Significant Accounting Policies (continued)**

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities if applicable and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees. See Note 8 for further discussion.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2024, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Accounts receivable - Accounts receivable are customer accounts receivable carried at estimated net realizable value and are due upon receipt of services. Management believes that all accounts receivable as of December 31, 2024 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2024. Accounts receivable are due upon receipt of services. Accounts receivable at January 1, 2024 was $574,236.

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income

Notes to Financial Statements

Year Ended December 31, 2024

except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years
Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred.

There was no depreciation expense for the year ended December 31, 2024.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships. The net operating losses are as follows:

Tax Year	Amount	Expiration Date
2011	$155,079	2026
2012	$528,814	2027
2013	$229,359	2028
2014	$246,503	2029
2016	$849,622	2031

2017	$737,147	2032
2018	$401,860	2033
2019	$209,753	2034
2020	$424,054	2035
2021	$ 76,831	2036
2022	$266,269	2037
2023	$964,958	2038
2024	$818,835	2039
Total	$5,859,084	

The deferred tax asset for the period ending December 31, 2024 is $238,364, which is calculated at a rate of 4.1% applied to the net operating loss carryforward of $5,859,084.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

The Company is evaluating new accounting standards and will implement as required.

3. Subsequent events - The Company evaluated subsequent events to March 31, 2025, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $217,720 which was $120,302 in excess of its required net capital of $97,418 The Company's percentage of aggregate indebtedness to net capital was 671.14%.

DELPHOS MMJ LP

Notes to Financial Statements

Year Ended December 31, 2024

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Related Party

The Company signed an expense sharing agreement effective, December 1, 2024 with two affiliates. It may be terminated by the Company, or by either of the affiliates with respect to themselves, with sixty days notice. The agreement allocates services and products based on the percentage used by the Company. The amount expensed in 2024 under this agreement was $30,154 for legal and professional fees which was a capital contribution due to debt forgiveness. The affiliates have no direct ownership in the Company. Management is in the process of amending the documents required for this capital contribution. This expense is included in the Statement of Operations.

7. Concentrations

The top two clients comprise approximately 70% of revenues for the year ending December 31, 2024 and one of these clients represent 52% of the accounts receivable balance at December 31, 2024

10

Notes to Financial Statements

Year Ended December 31, 2024

8. Revenue from Contracts with Customers

These services include agreements to provide advisory services to customers for which they charge the customer a fee. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

These agreements may contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There is deferred revenue at December 31, 2024.of $8,094.

9. Going Concern

The Company has sustained recurring losses and negative cash flows from operations over the past two years. The Company's ownership is committed to keeping the Company operating for the next 12 to 24 months via capital contributions, if necessary. Therefore, it will be able to meet its commitments and net capital requirements for the time period.

10. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who

uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company. The accounting policies used to measure the profit and loss of the Company are the same as those described in the summary of significant accounting policies. The Company derived 35% of its revenue from a single customer in 2024.

DELPHOS MMJ LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

	SCHEDULE I
TOTAL PARTNERS' CAPITAL QUALIFIED FOR NET CAPITAL	553,883
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable - net of commissions payable	(23,070)
Deferred tax asset	(238,364)
Prepaid expenses	(74,729)
NET CAPITAL	217,720
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	1,461,200
Total aggregate indebtedness	1,461,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required, greater of 6 2/3% of	
aggregate indebtedness, or $5,000	97,418
Excess net capital	120,302
Net capital in excess of the greater of: 10% of aggregate	
indebtedness or 120% of minimum net capital requirement	71,600
Percentage of aggregate indebtedness to net capital	671.14%

There is no material difference in the above computation and the Company's
net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report
as of December 31, 2024

DELPHOS MMJ LP

For the year ending December 31, 2024

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partner of
Delphos MMJ, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (I) Delphos MMJ, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Delphos MMJ, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Delphos MMJ, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Delphos | MMJ

Exemption Report

DELPHOS MMJ L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissi6n (17 C.F.R. Paragraph 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. paragraph 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company, does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.FR. 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (2) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Company Name

I; Werner Graser, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President and Authorized Signatory

Date: March 28, 2025

Delphos MMJ L.P.

1270 Avenue of the Americas, 7th Floor, New York, NY 10020
inquiries@MMJpartners.com
Member: FINRA, SIPC

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Partner of
Delphos MMJ LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Delphos MMJ, LP (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Delphos MMJ LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2025

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME　　　　　　　　　　　　　　　　　*SEC No.*
DELPHOS MMJ LP　　　　　　　　　　　　　　　　8-67083

For the fiscal period beginning ___1/1/2024___ and ending ___12/31/2024___

1　Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) .... $ 4,072,850.00

2　Additions:

　a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

　b Net loss from principal transactions in securities in trading accounts.

　c Net loss from principal transactions in commodities in trading accounts.

　d Interest and dividend expense deducted in determining item 1.

　e Net loss from management of or participation in the underwriting or distribution of securities.

　f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

　g Net loss from securities in investment accounts.

　h Add lines 2a through 2g. This is your **total additions**. .... $ 0.00

3　Add lines 1 and 2h .... $ 4,072,850.00

4　Deductions:

　a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

　b Revenues from commodity transactions.

　c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

　d Reimbursements for postage in connection with proxy solicitations.

　e Net gain from securities in investment accounts.

　f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

　g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

　h Other revenue not related either directly or indirectly to the securities business. _____
　　Deductions in excess of $100,000 require documentation

5　**a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income ___$ 3.00___

　b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) _____

　c Enter the greater of line 5a or 5b ___$ 3.00___

6　Add lines 4a through 4h and 5c. This is your **total deductions**. .... $ 3.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 4,072,847.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 6,109.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 2,301.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 2,301.00	
d	Add lines 11a through 11c	$ 2,301.00	
12	**LESSER** of line 10 or 11d.		$ 2,301.00
13 a	Amount from line 8	$ 6,109.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 2,301.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 3,808.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 3,808.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-67083	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	DELPHOS MMJ LP 1270 AVE OF THE AMERICAS 7TH FLR NEW YORK, NY 10020		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

✓ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DELPHOS MMJ LP	Jeffrey Heller
(Name of SIPC Member)	(Authorized Signatory)
2/26/2025	jphellercpa@comcast.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.